INTRAWARE ANNOUNCES FOURTH QUARTER AND FISCAL YEAR-END 2007 FINANCIAL RESULTS

COMPANY REALIZES $2.3 MILLION NET YEAR-OVER-YEAR IMPROVEMENT IN CASH PROVIDED BY OPERATIONS

ORINDA, Calif. - [April 24, 2007] – Intraware, Inc. (Nasdaq:ITRA), the leading provider of electronic software and license delivery services, today reported financial results for its fourth quarter and fiscal year 2007 ended February 28, 2007. During the fourth quarter of fiscal 2007, the company:

- Signed two new SubscribeNet® customers, eight SubscribeNet contract renewals or extensions, and 14 professional services statements of work;
- Achieved $2.0 million in contract renewals, new services, and variable billings;
- Increased total annual contract value of its SubscribeNet customers by approximately $200,000 to $10.1 million;
- Achieved positive cash flow from operations of approximately $373,000 during the fourth quarter of fiscal 2007, and substantially improved total cash flows from operations over fiscal 2006;
- Entered into a multi-year agreement with a leading financial services software company to provide its customers and partners with SubscribeNet Software Manager services;
- Entered into an agreement with American Power Conversion Corporation to provide SubscribeNet Software Manager services to support its ecommerce site;
- Hosted two, well-attended road show events, which included customer presentations from IBM and Sybase; and,
- Promoted the Intraware Preferred Rights Management Partner program with a successful webinar highlighting key partner solutions.

Total revenues for the fourth quarter of fiscal 2007 were $2.9 million, slightly higher than the third quarter of fiscal 2007 revenues of $2.8 million. The increase resulted primarily from a reduction in SubscribeNet revenue reserves of $89,000 due to historically lower customer credits. Fourth quarter fiscal year 2007 gross profit margins of 53% were also slightly higher than third quarter 2007 gross profit margins.

Net loss for the fourth quarter of fiscal 2007 was $(1.1) million, or $(0.18) per share, compared to a net loss of $(694,000), or $(0.11) per share, in the third quarter of 2007. These results included non-cash, stock-based compensation expense recognized in accordance with SFAS 123R totaling $542,000 in the fourth quarter of fiscal 2007, compared to $293,000 in the third quarter of fiscal 2007. The increase in stock based compensation expense primarily related to a one-time charge from the accelerated vesting of options related to the elimination of the Company's COO position.

Operating Highlights
The total annual contract value of the SubscribeNet customer base was $10.1 million at the end of the fourth quarter, a net increase of approximately $200,000 since the end of the prior quarter.

Intraware defines total annual contract value as, on any given date, the aggregate annual service fees paid or expected to be paid by Intraware's customers for services the company has contracted to provide during the then-current annual periods of the customers' respective contracts with the company. To be included in total annual contract value, service fees must be either contractually required to be paid, or expected to be paid, based on a minimum 12-month history of prior charges and payments that were not required by contractual minimums. Total annual contract value includes amounts that have been recognized as revenue as well as amounts that may be recognized as revenue in the future. Contract value is not necessarily indicative of current or future revenue in any given fiscal period.

During the fourth quarter of fiscal 2007, Intraware continued its research and development investments in the ongoing improvement of the SubscribeNet service. The most significant development was its integration with the Akamai, Inc. network, which allows its customers to take advantage of Akamai's highly scalable and reliable network. The company also implemented several priority enhancements based on its SubscribeNet User Group Conference. These included additional account management capabilities for merging accounts, the ability to download all files related to a single order at once, and the option for end users to specify their preferred download protocol.

Peter Jackson, Chairman, Chief Executive Officer and President, said, "We ended fiscal year 2007 on a positive note with fourth quarter revenues exceeding our guidance and our bottom line performance, excluding stock-based compensation charges, in line with our guidance. We have expanded our focus on our partnership strategy and it is yielding tangible benefits. Year-over-year, we grew our SubscribeNet business by 13% and our cash position improved substantially. During fiscal year 2007, cash provided from operations totaled $442,000, a $2.3 million net improvement over fiscal year 2006. And we see solid demand for our services as we enter the new fiscal year."

Summary of Full Year Results
For fiscal year 2007, total revenues were $10.9 million, compared to $11.0 million in fiscal 2006. This slight decrease resulted from ceasing activities associated with alliance and reimbursement revenues in fiscal 2006. Online services and technology revenues associated with sales of our SubscribeNet service were $10.9 million, compared to $9.6 million in fiscal 2006. Gross profit margins were 55% in fiscal 2007, compared to 50% in the prior year. Net loss for fiscal 2007 was $(3.2) million, or $(0.52) per share, compared to a net loss of $(1.7 million), or $(0.27) per share, in fiscal 2006. Results for fiscal year 2007 included non-cash, stock-based compensation expense recognized in accordance with SFAS 123R totaling $1.4 million; there was no corresponding expense in fiscal year 2006.

Business Outlook
Intraware expects first quarter of fiscal year 2008 revenues to be between $2.7 million and $2.8 million. Excluding non-cash, stock-based compensation charges related to SFAS 123R, the net loss in the first quarter of fiscal 2008 is expected to range between $(200,000) and $(300,000), or a net loss per share of between $(0.03) and $(0.05). The company expects non-cash, stock-based compensation charges to be less than $300,000 in the first quarter of fiscal 2008, or $(0.05) per share. The actual non-cash charge to earnings may vary from preliminary estimates due to the number of variables that impact the underlying calculation.

Conference Call and Web Cast Information
Management will host the quarterly conference call to discuss the financial and operating results from the fourth quarter of fiscal 2007 beginning at 5:00 pm Eastern Time today. A live broadcast of the conference call may be heard by dialing 800-616-9004 (international participants dial 719-457-2620) and entering confirmation code 4620519, or via web cast at http://www.shareholder.com/intraware/MediaRegister.cfm?MediaID=24982. For those unable to participate in the live call, a replay will be available for three months starting at 8:00 pm Eastern Time on April 24, 2007, and can be accessed by dialing 888-203-1112 (international participants dial 719-457-0820) and entering confirmation code 4620519.

Like most companies, Intraware will be taking live questions from professional investors but the complete call is open to all interested parties on a listen-only basis. Furthermore, Intraware will answer questions that individual investors submit before and during the call. Individual investors should send their questions via email to ir@intraware.com.

About Intraware, Inc.
Intraware, Inc. provides digital services that enable enterprise technology publishers to tie together licensing and software processes into a clean, simple customer experience. The Intraware SubscribeNet® service (patents pending) is a Web-based delivery and support platform that enables technology companies to deliver, track and manage the software, licenses and other digital content they distribute to their customers. 99.6 percent of Fortune 500 companies and 90 percent of Global Fortune 1000 companies have downloaded software or license keys on the SubscribeNet platform. More than one million end users from those companies and others have used the service. SubscribeNet powers business-to-business technology providers including IBM, Progress Software Inc., EMC Corporation, Sybase Inc., and McKesson. Intraware is headquartered in Orinda, California and can be reached at 888.446.8729 or www.intraware.com.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the securities laws. These include forward-looking statements regarding the Company's anticipated financial results for the first quarter of fiscal 2008 and future quarters and the demand for its services in the new fiscal year. Other forward-looking statements include those regarding the Company's expectations regarding the performance and value of recent service enhancements, including the value and performance of its integration to the Akamai network, gross margins and demand for its licensing solution, the Company's contract-value calculations (which are based upon certain assumptions regarding future revenue recognition), the recognition of stock-based expenses under SFAS 123R, which are based upon estimates and assumptions regarding future events, and other statements that are not historical facts. Factors that could cause actual results to differ materially from those anticipated in this news release include: lower than expected sales and higher than expected costs in the current and future quarters; the possibility that sales will fall short of expectations or that the Company's services will not meet customer expectations; the concentration of a substantial portion of Intraware's revenues in a small number of customers, which makes Intraware's revenues and contract value vulnerable to unexpected decreases due to cancellations resulting from mergers, in-house development of alternate systems, or other factors; increases in spending on product development or acquisition, which are not offset by revenue increases; any significant reduction in corporate technology spending due to macroeconomic factors, geopolitical events or other occurrences; any significant failure by customers to pay service fees owed to Intraware under their respective contracts; an inability by the company to reduce operating costs quickly enough to offset any unexpected weakness in sales; and the introduction or aggressive marketing of competitive services and products by other companies. Intraware disclaims any obligation to update these forward-looking statements except as required by law. Further information on potential risks that could affect Intraware's financial results is included in Intraware's Form 10-Q for the fiscal quarter ended November 30, 2006, which was filed with the SEC on January 16, 2007. Copies of this and other Intraware filings with the SEC are available from Intraware without charge or online at http://www.intraware.com.

For More Information Contact:
Pierre Hirsch
Kalt Rosen Group/Ruder Finn
925-253-4545

INTRAWARE, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share amounts)

	For the Three Months Ended		For the Twelve Months Ended	
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
Revenues:				
Online services and technology	$ 2,874	$ 2,515	$ 10,873	$ 9,639
Alliance and reimbursement	-	94	-	1,402
Related party online services and technology	-	1	-	5
Total revenues	2,874	2,610	10,873	11,046
Cost of revenues:				
Online services and technology	1,361	1,114	4,881	4,329
Alliance and reimbursement	-	123	-	1,200
Total cost of revenues	1,361	1,237	4,881	5,529
Gross profit	1,513	1,373	5,992	5,517
Operating expenses:				
Sales and marketing	849	615	3,176	2,604
Product development	478	323	1,787	1,211
General and administrative	1,452	951	4,877	3,837
Restructuring	-	-	-	41
(Gain) loss on disposal of assets	1	(246)	1	(246)
Total operating expenses	2,780	1,643	9,841	7,447
Loss from operations	(1,267)	(270)	(3,849)	(1,930)
Interest expense	(6)	(11)	(36)	(58)
Interest and other income	146	130	726	322
Net loss	$ (1,127)	$ (151)	$ (3,159)	$ (1,666)
Basic and diluted net loss per share	$ (0.18)	$ (0.02)	$ (0.52)	$ (0.27)
Weighted average shares - basic	6,132	6,096	6,128	6,071
Weighted average shares - diluted	6,132	6,096	6,128	6,071

INTRAWARE, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands, except for per share amounts)

	February 28, 2007	February 28, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,260	$ 12,650
Accounts receivable, net	1,110	1,682
Costs of deferred revenue	490	393
Other current assets	263	329
Total current assets	14,123	15,054
Costs of deferred revenue, less current portion	432	244
Property and equipment, net	587	620
Other assets	217	146
Total assets	$ 15,359	$ 16,064
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 797	$ 478
Notes payable	-	372
Accrued expenses	1,003	804
Deferred revenue	2,576	2,192
Total current liabilities	4,376	3,846
Deferred revenue, less current portion	681	136
Notes payable, less current portion	-	158
Total liabilities	5,057	4,140
Commitments and contingencies		
Redeemable convertible preferred stock; $0.0001 par value; 10,000 shares authorized:		
Series A; 28 shares issued and outstanding at February 28, 2007 and February 28, 2006, respectively (aggregate liquidation preference of $500 at February 28, 2007 and February 28, 2006).	449	449
Series B; 1 share issued and outstanding at February 28, 2007 and February 28, 2006, (aggregate liquidation preference of $6,000 and $6,300 at February 28, 2007 and February 28, 2006, respectively).	5,701	5,701
Total redeemable convertible preferred stock	6,150	6,150
Stockholders' equity:		
Common stock; $0.0001 par value; 50,000 shares authorized; 6,134 and 6,113 shares issued and outstanding at February 28, 2007 and February 28, 2006, respectively.	1	1
Additional paid-in capital	165,293	163,756
Accumulated deficit	(161,142)	(157,983)
Total stockholders' equity	4,152	5,774
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 15,359	$ 16,064

INTRAWARE, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended	
	February 28, 2007	February 28, 2006
Cash flows from operating activities:		
Net loss	$ (3,159)	$ (1,666)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	414	586
Provision for (recovery of) doubtful accounts	(22)	9
Stock based compensation	1,410	-
Loss (gain) on sale of fixed assets	1	(246)
Amortization of discount on note payable	-	3
Changes in assets and liabilities:		
Accounts receivable	594	75
Costs of deferred revenue	(227)	(163)
Other assets	(4)	(75)
Accounts payable	307	80
Accrued expenses	199	(165)
Deferred revenue	929	(288)
Related party deferred revenue	-	-
Net cash provided by (used in) operating activities	442	(1,850)
Cash flows from investing activities:		
Purchase of property and equipment	(367)	(413)
Proceeds from sale of assets	-	250
Net cash used in investment activities	(367)	(163)
Cash flows from financing activities:		
Proceeds from notes and warrants, net of issuance costs	137	246
Principal payments on notes payable	(668)	(883)
Proceeds from common stock and warrants, net of issuance costs	66	134
Proceeds from preferred stock, net of issuance costs	-	5,703
Net cash provided by (used in) financing activities	(465)	5,200
Net increase (decrease) in cash and cash equivalents	(390)	3,187
Cash and cash equivalents at beginning of the year	12,650	9,463
Cash and cash equivalents at end of the year	$ 12,260	$ 12,650
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 38	$ 61
Supplemental non-cash activity:		
Common stock issued for preferred stock conversion and		
warrant exercises	$ -	$ 28
Purchases of property and equipment in accounts payable	$ 27	$ 25
Shareholder receivable for common stock purchase	$ -	$ -